ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

PRELIMINARY INFORMATION

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company” or “Endeavour”) should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2013 and 2012 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012 and the related MD&A. Additional information relating to the Company including the most recent Annual Information Form is on sedar at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the US Securities and Exchange Commission (the “SEC”).

All financial information in this MD&A related to 2013 and 2012 has been prepared in accordance with International Financial Reporting Standards (“IFRS”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

Cautionary Note concerning Forward-Looking Statements: This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2013, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities and as filed with the SEC in our Annual Report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Cautionary Note to U.S. Investors concerning Estimates of Reserves and Measured, Indicated and Inferred Resources: This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

TABLE OF CONTENTS

1	History and Strategy	Page 3

2	Operating Performance	Page 4

3	Consolidated Financial Results	Page 15

4	Liquidity and Capital Resources	Page 19

5	Quarterly Outlook	Page 26

6	Changes in Accounting Policies and Critical Accounting Estimates	Page 27

7	Controls and Procedures	Page 30

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the United States. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively un-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanacevi silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and quickly met with encouraging results. By September 2004, sufficient high grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver dore bars.

In 2007, the Company replicated the success of Guanacevi with the acquisition of the Bolanitos (formerly described as “Guanajuato”) Mines project in Guanajuato State. Bolanitos was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and subsequent exploration work, silver production, reserves and resources are growing rapidly and Bolanitos is now an integral part of the Company’s asset base.

Both Guanacevi and Bolanitos are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2012, the Company acquired El Cubo silver-gold mine located in Guanajuato, Mexico. El Cubo has similar challenges to our past acquisitions, but with two significant exceptions; the property came with substantial reserves and resources, and the mine was already operating at 1,100 tonnes per day. The Company is focused on improving the mining methods, increasing brown-fields exploration and refurbishing the existing infrastructure to maximize the potential of El Cubo.

The Company historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanacevi and Bolanitos Mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. In 2012 the Company obtained a credit facility to help support its acquisition, exploration and capital investment programs. The Company may choose to engage in equity, debt, convertible debt or other financings, on an as needed basis, in order to facilitate its growth.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

OPERATING PERFORMANCE

Q1, 2013 Financial Highlights (compared to Q1, 2012)

  Net earnings decreased 27% to $14.4 million ($0.14 per share) compared to net earnings of $19.8 million ($0.23 per share)
  Adjusted earnings(1) decreased 34% to $12.9 million ($0.13 per share) compared to $19.6 million ($0.22 per share)
  EBITDA(1) decreased 8% to $31.0 million
  Cash flow from operations, before working capital changes decreased 8% to $24.3 million
  Mine operating cash-flow(1) increased 2% to $32.5 million
  Revenues increased 43% to $69.9 million on 1,515,077 silver oz sold and 15,724 gold oz sold
  Realized silver price fell 11% to $29.38 per oz sold
  Realized gold price fell 4% to $1,613 per oz sold
  Cash cost (2) increased 60% to $10.04 per oz silver payable (net of gold credits)
  Bullion inventory at quarter-end included 234,970 oz silver and 2,091 oz gold
  Concentrate inventory at quarter-end included 321,487 oz silver and 5,589 oz gold
  Signed two concentrate sales contracts for Bolanitos concentrates to facilitate expansion of mine output
  Received two awards for excellence in Corporate Social Responsibility at Bolanitos and El Cubo
  Strengthened management team with appointment of new Vice Presidents of Corporate Development and Health, Safety and Sustainability and new Director of Investor Relations
  Successfully re-negotiated the annual collective bargaining agreement with the miner’s union at El Cubo
(1)	Adjusted earnings, mine operating cash-flow and EBITDA are non-IFRS measures (see page 26)
(2)	Cash cost is a non-IFRS measure (see page 10)

Q1, 2013 Production Highlights (compared to Q1, 2012)

  Silver production up 39% to 1,489,746 oz
  Gold production up 138% to 15,032 oz
  Silver equivalents production up 63% to 2.32 million oz (at a 55:1 silver:gold ratio)

Consolidated Production Results

Q1, 2013 compared to Q1, 2012
Silver production for Q1, 2013 was 1,489,746 oz, an increase of 39% compared to 1,072,491 oz and gold production was 15,032 oz, an increase of 138% compared to 6,321 oz. Metal production was up due to higher throughputs, recoveries and gold grades, partly offset by lower silver grades. Plant throughput was 376,344 tonnes at average grades of 154 gpt of silver and 1.51 gpt of gold compared to 193,759 tonnes grading 229 gpt of silver and 1.33 gpt of gold. The increased tonnage was primarily the result of the Bolanitos expansion and the acquisition of El Cubo during the third quarter of 2012. The decreased silver grades and higher gold grades are due to rising significance of Bolanitos and the addition of El Cubo, which have lower silver grades and higher gold grades compared to Guanacevi.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

Q1, 2013 compared to Q4, 2012
Silver production for Q1, 2013 was 1,489,746 oz, an increase of 21% compared to 1,235,026 oz and gold production was 15,032 oz, an increase of 14% compared to 12,917 oz. Metal production was up due to higher recoveries. Plant throughput was 376,344 tonnes at average grades of 154 gpt of silver and 1.51 gpt of gold compared to 362,779 tonnes grading 151 gpt of silver and 1.55 gpt of gold. The increased tonnage was primarily the result of the Bolanitos expansion completed in Q4, 2012. The improved recoveries is due to selling concentrate at Bolanitos, resulting in higher recoveries of the contained metal at higher costs than processing the concentrate at the Company’s leach facilities.

Guanacevi Production Results

Q1, 2013 compared to Q1, 2012
Silver production at the Guanacevi mine during Q1, 2013 was 640,616 oz, a decrease of 12% compared to 726,697 oz and gold production was 942 oz, a decrease of 42% compared to 1,620 oz. Metal production was down due to lower grades and gold recoveries, partly offset by higher throughput. Plant throughput was 106,653 tonnes at average grades of 233 gpt silver and 0.34 gpt gold compared to 98,963 tonnes grading 292 gpt silver and 0.60 gptgold. The decreased silver and gold production is attributable to the drop in metal grades, slightly offset by increased throughput. Silver grades fell 20% and gold grades fell 43% as result of mining deeper ore from North Porvenir.

Q1, 2013 compared to Q4, 2012
Silver production at the Guanacevi mine during Q1, 2013 was 640,616 oz, an increase of 24% compared to 518,207 oz and gold production was 942 oz, a decrease of 13% compared to 1,088 oz. Metal production varied due to higher recoveries an silver grades and lower gold grade. Plant throughput was 106,653 tonnes at average grades of 233 gpt silver and 0.34 gpt gold compared to 110,763 tonnes grading 215 gpt silver and 0.69 gpt gold. The improved silver production is attributable to the improved recoveries. During the 4th Quarter 2012, the Company discovered discrepancies in its metallurgical balance and Bolanitos concentrate stockpile held at the Guanacevi plant. An internal review found a measurement discrepancy in the system feeding Bolanitos concentrates into the Guanacevi leach plant. As a result, Endeavour estimates that about 227 more tonnes of concentrate were processed during the year than reported, which led to an extra 62,500 oz silver and 1,100 oz gold being credited as Guanacevi production. The average recoveries for gold and silver reported for Guanacevi in the first three quarters of 2012 were therefore overstated, while this adjustment is reflected in the reported 4th quarter recoveries. Management believe reducing the concentrate feed improved recoveries to the 80.2% compared to a normalized recovery of 75% during Q4, 2012. The drop in gold grades was the main contributing factor to the drop in gold production, offset by improved gold recoveries. The drop in gold grades is a function of mining deeper parts of North Porvenir that contributed 74% of the Q1, 2013 production.

Bolanitos Production Results

Q1, 2013 compared to Q1, 2012
Silver production at the Bolanitos mine was 578,654 ounces, an increase of 167% compared to 345,794 oz and gold production was 9,891 oz, an increase of 210% compared to 4,701 oz. Metal production was up due to higher throughput, recoveries and gold grades, partly offset by lower silver grades. Plant throughput was 167,500 tonnes at average grades of 135 gpt silver and 2.27 gpt gold compared to 94,796 tonnes grading 163 gpt silver and 2.10 gptgold. The increased silver and gold production is attributable to the 177% increase in throughput offset by lower ore grades. The Company completed a 60% plant expansion in Q4, 2012 which allowed the Company to significantly increase its throughput compared to the first three quarters 2012. During the quarter the Company executed contracts to sell Bolanitos concentrate rather than leaching the concentrates at the Company’s leach facilities at Guanacevi and El Cubo improving the recovery of contained metal.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

Q1, 2013 compared to Q4, 2012
Silver production at the Bolanitos mine was 578,654 ounces, an increase of 167% compared to 345,794 oz and gold production was 9,891 oz, an increase of 210% compared to 4,701 oz. Metal production was up due to higher recoveries. Plant throughput was 167,500 tonnes at average grades of 135 gpt silver and 2.27 gpt gold compared to 161,841 tonnes grading 140 gpt silver and 2.20 gpt gold. The increased silver and gold production is attributable to the improved recoveries. During the quarter the Company executed contracts to sell Bolanitos concentrate rather than leaching the concentrates at the Company’s leach facilities at Guanacevi and El Cubo improving the recovery of contained metal.

El Cubo Production Results

After Endeavour closed the acquisition of El Cubo on July 13, 2012, the mine produced and processed 170,725 ore tonnes to year-end 2012 at average grades of 94 gpt silver and 1.42 gpt gold. Because the combined residence time to process ore into dore bars in the leased Las Torres and owned El Cubo plants is approximately 3 weeks, and Endeavour started with empty plants on July 13, approximately 3 weeks of the total feed, estimated at 21,000 tonnes, remained in process at year-end and had not yet reported to dore, resulting in artificially low reported silver and gold recoveries

Endeavour's new mine plan is focused initially on maintaining the current tonnage throughput at El Cubo around 1,000-1,200 tpd while progressively increasing the production grades closer to the reserve grades over the next four to eight quarters by reducing ore dilution. The Company also reorganized the mine operations team to improve supervision and operating efficiencies, improved safety policies, programs and training to reduce lost time accidents and created a Mine Rescue Team for a safer environment. The Company acquired new mining equipment, accelerated mine development and commenced underground drilling. The plant and surface infrastructure reconstruction program is currently on time and budget for scheduled completion in Q2, 2013.

Silver production at the El Cubo mine was 270,446 oz, an increase of 36% compared to 198,145 oz in Q4, 2012 and gold production was 4,199 oz, and increase of 33% compared to 3,169 oz in Q4 2012. In the First Quarter of 2013, metal production was up due to improved throughput, grades and recoveries resulting from the operational initiatives put in place in 2012. The Company continues to focus on ensuring that safe, sustainable mining methods will become part of the culture which over time leads to improved operating efficiencies.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

Comparative Table of Consolidated Mine Operations

Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2013
Q1, 2013	376,344	154	1.51	1,489,746	15,032	79.9	82.3	10.04	99.63
Q2, 2013
Q3, 2013
Q4, 2013
Total	376,344	154	1.51	1,489,746	15,032	79.9	82.3	10.04	99.63
Production 2012
Q1, 2012	193,759	229	1.33	1,072,491	6,321	75.2	76.2	6.26	92.44
Q2, 2012	202,987	208	1.47	1,040,026	7,695	76.5	80.3	5.46	86.32
Q3, 2012	306,164	161	1.49	1,137,933	11,754	71.8	80.1	4.70	97.04
Q4, 2012	362,779	151	1.55	1,235,026	12,917	70.1	71.7	12.25	92.86
Total	1,065,689	179	1.48	4,485,476	38,687	73.2	76.5	7.33	92.74
Production 2011
Q1, 2011	141,942	263	1.36	900,133	5,008	75.0	81.0	4.62	79.30
Q2, 2011	136,958	266	1.36	850,476	4,831	72.7	80.6	6.98	96.69
Q3, 2011	138,592	263	1.47	858,738	4,926	73.4	75.2	5.03	91.47
Q4, 2011	184,381	252	1.45	1,120,781	7,045	75.0	82.0	4.05	84.14
Total	601,873	260	1.41	3,730,128	21,810	74.1	79.8	5.08	87.55

Q1, 2013 : Q1, 2012	94%	-33%	13%	39%	138%	6%	8%	60%	8%

Q1, 2013 : Q4, 2012	4%	2%	-2%	21%	16%	14%	15%	-18%	7%

YTD 2013:YTD 2012	94%	-33%	13%	39%	138%	6%	8%	60%	8%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

Comparative Table of Guanacevi Mine Operations

Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$per oz	$per tonne
Production 2013 Year:
Q1, 2013	106,653	233	0.34	640,616	942	80.2	80.8	16.70	113.61
Q2, 2013
Q3, 2013
Q4, 2013
Total	106,653	233	0.34	640,616	942	80.2	80.8	16.70	113.61
Production 2012 Year:
Q1, 2012	98,963	292	0.60	726,697	1,620	78.2	85.3	12.38	113.69
Q2, 2012	100,208	269	0.87	669,754	2,499	77.4	89.2	8.64	100.81
Q3, 2012	108,343	227	0.87	598,285	2,667	75.7	88.0	10.99	101.82
Q4, 2012	110,763	215	0.69	518,207	1,088	67.7	44.3	18.20	99.70
Total	418,277	249	0.76	2,512,943	7,874	74.6	76.1	12.25	103.83
Production 2011 Year:
Q1, 2011	91,104	307	0.70	663,202	1,750	73.8	85.4	8.63	89.11
Q2, 2011	85,594	310	0.69	618,083	1,633	72.5	86.0	10.85	106.55
Q3, 2011	87,662	305	0.83	647,397	1,933	75.3	82.6	9.61	107.05
Q4, 2011	98,716	320	0.56	753,353	1,550	74.2	87.2	9.82	99.41
Total	363,076	311	0.69	2,682,035	6,866	73.9	85.4	9.71	100.34

Q1, 2013 : Q1, 2012	8%	-20%	-43%	-12%	-42%	3%	-5%	35%	0%

Q1, 2013 : Q4, 2012	-4%	8%	-51%	24%	-13%	18%	82%	-8%	14%

YTD 2013: YTD 2012	8%	-20%	-43%	-12%	-42%	3%	-5%	35%	0%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

Comparative Table of Bolanitos Mine Operations

Period	Plant	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2013 Year:
Q1, 2012	167,500	135	2.27	578,654	9,891	79.8	81.0	(0.06)	85.10
Q2, 2012
Q3, 2012
Q4, 2012
Total	167,500	135	2.27	578,654	9,891	79.8	81.0	(0.06)	85.10
Production 2012 Year:
Q1, 2012	94,796	163	2.10	345,794	4,701	69.5	73.6	(6.63)	70.26
Q2, 2012	102,779	149	2.05	370,272	5,196	75.2	76.6	(0.31)	72.18
Q3, 2012	117,271	148	2.39	433,388	7,363	77.7	81.7	(9.98)	77.34
Q4, 2012	161,841	140	2.20	518,674	8,660	71.3	75.8	(3.73)	75.66
Total	476,687	148	2.19	1,668,128	25,920	73.4	77.0	(5.20)	74.25
Production 2011 Year:
Q1, 2011	50,838	184	2.53	236,931	3,258	78.8	78.8	(6.59)	61.75
Q2, 2011	51,364	192	2.48	232,393	3,198	73.3	78.1	(3.31)	80.25
Q3, 2011	50,930	190	2.57	211,341	2,993	67.9	71.1	(9.02)	64.66
Q4, 2011	85,665	173	2.48	367,428	5,494	77.1	80.3	(7.77)	66.54
Total	238,797	183	2.51	1,048,093	14,943	74.7	77.5	(6.77)	68.07

Q1, 2013 : Q1, 2012	77%	-18%	8%	67%	110%	15%	10%	-99%	21%

Q1, 2013 : Q4, 2012	3%	-4%	3%	12%	14%	12%	7%	-98%	12%

YTD 2013 : YTD 2012	77%	-18%	8%	67%	110%	15%	10%	-99%	21%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

Comparative Table of El Cubo Mine Operations

Period	Plant	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2013 Year:
Q1, 2012	102,191	103	1.48	270,446	4,199	79.9	86.4	15.30	108.85
Q2, 2012
Q3, 2012
Q4, 2012
Total	102,191	103	1.48	270,446	4,199	79.9	86.4	15.30	108.85
Production 2012 Year:
Q1, 2012
Q2, 2012
Q3, 2012	80,550	92	1.42	106,260	1,724	44.6	46.9	29.21	119.32
Q4, 2012	90,175	96	1.42	198,145	3,169	71.2	77.0	38.52	115.25
Total	170,725	94	1.42	304,405	4,893	58.6	62.8	35.27	117.17

Q1, 2013 : Q1, 2012	NA	NA	NA	NA	NA	NA	NA	NA	NA

Q1, 2013 : Q4, 2012	13%	7%	4%	36%	33%	12%	12%	-60%	-6%

YTD 2013 : YTD 2012	NA	NA	NA	NA	NA	NA	NA	NA	NA

Cash Costs and Direct Costs (Non-IFRS Measures)

Cash cost per oz and direct cost per tonne are non-IFRS measures commonly reported in the silver and gold mining industry as benchmarks of performance, but they do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The cash cost per oz and direct cost per tonne are provided to investors and used by management as a measure of the Company’s operating performance. The Company reports its direct cost per tonne of ore processed as the cost of sales net of changes in inventories. The cash cost per oz of silver produced reflects the cost of sales, net of changes in inventories, changes in the fair market value of gold inventories and gold credits.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2013):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date	For the three months ended
	31-Dec-13	31-Dec-13	30-Sep-13	30-Jun-13	31-Mar-13
Direct Production Costs	$36,887	$-	$-	$-	$36,887
Royalties	450	-	-	-	450
Change in Inventories	158	-	-	-	158
Direct Costs	$37,495	$-	$-	$-	$37,495
Change in By-Product Inventories	(4,386)	-	-	-	(4,386)
By-Product gold sales	(18,450)	-	-	-	(18,450)
Cash Costs	$14,659	$-	$-	$-	$14,659
Throughput tonnes	376,344	-	-	-	376,344
Ozs Produced	1,489,716	-	-	-	1,489,716
Ozs Payable	1,459,705	-	-	-	1,459,705
Ozs Sold	1,515,077				1,515,077
Realized silver price	29.38				29.38
Direct Cost per Tonne US$ (1) (2)	$99.63				$99.63
Cash Cost Per Oz US$ *	$10.04				$10.04

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date	For the three months ended
	31-Dec-13	31-Dec-13	30-Sep-13	30-Jun-13	31-Mar-13
Direct Production Costs	$11,513				$11,513
Royalties	450				450
Change in Inventories	154				154
Direct Costs	$12,117	$-	$-	$-	$12,117
Change in By-Product Inventories	(161)				(161)
By-Product gold sales	(1,362)				(1,362)
Cash Costs	$10,594	$-	$-	$-	$10,594
Throughput tonnes	106,653				106,653
Ozs Produced	640,616				640,616
Ozs Payable	634,210				634,210
Direct Cost per Tonne US$	$113.61				$113.61
Cash Cost Per Oz US$ *	$16.70				$16.70

Bolanitos Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date	For the three months ended
	31-Dec-13	31-Dec-13	30-Sep-13	30-Jun-13	31-Mar-13
Direct Production Costs	$15,587				$15,587
Change in Inventories	(1,332)				(1,332)
Direct Costs	$14,255	$-	$-	$-	$14,255
Change in By-Product Inventories	(4,207)				(4,207)
By-Product gold sales	(10,080)				(10,080)
Cash Costs	$(32)	$-	$-	$-	$(32)
Throughput tonnes	167,500				167,500
Ozs Produced	578,654				578,654
Ozs Payable	557,754				557,754
Direct Cost per Tonne US$	$85.10				$85.10
Cash Cost Per Oz US$ *	($0.06)				($0.06)

El Cubo Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date	For the three months ended
	31-Dec-13	31-Dec-13	30-Sep-13	30-Jun-13	31-Mar-13
Direct Production Costs	$9,787				$9,787
Change in Inventories	1,336				1,336
Direct Costs	$11,123	$-	$-	$-	$11,123
Change in By-Product Inventories	(18)				(18)
By-Product gold sales	(7,008)				(7,008)
Cash Costs	$4,097	$-	$-	$-	$4,097
Throughput tonnes	102,191				102,191
Ozs Produced	270,446				270,446
Ozs Payable	267,742				267,742
Direct Cost per Tonne US$ (1)	$108.85				$108.85
Cash Cost Per Oz US$ *	$15.30				$15.30

*	Based on payable silver production attributable to cost of sales

(2)	El Cubo cost per tonne for Q1 includes a write down of $895

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2012):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date	For the three months ended
	31-Dec-12	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
Direct Production Costs	$91,800	$34,814	$24,485	$15,890	$16,611
Royalties	1,866	469	454	482	461
Change in Inventories	4,263	719	1,556	1,149	839
Direct Costs	$97,929	$36,002	$26,495	$17,521	$17,911
Change in By-Product Inventories	(6,526)	1,462	(6,486)	(2,869)	1,367
By-Product gold sales	(58,865)	(22,488)	(14,707)	(9,034)	(12,636)
Cash Costs	$32,538	$14,976	$5,302	$5,618	$6,642
Throughput tonnes	1,065,689	362,779	306,164	202,987	193,759
Ozs Produced	4,485,476	1,235,026	1,137,933	1,040,026	1,072,491
Ozs Payable	4,440,621	1,222,676	1,126,554	1,029,626	1,061,766
Ozs Sold	4,815,073	1,345,832	1,294,241	1,075,000	1,100,000
Realized silver price	30.99	32.87	28.72	29.21	33.10
Direct Cost per Tonne US$ (1) (2)	$92.74	$92.86	$97.04	$86.32	$92.44
Cash Cost Per Oz US$ *	$7.33	$12.25	$4.70	$5.46	$6.26

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date	For the three months ended
	31-Dec-12	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
Direct Production Costs	$47,802	$12,839	$12,604	$11,535	$10,824
Royalties	1,866	469	454	482	461
Change in Inventories	(6,239)	(2,265)	(2,025)	(1,915)	(34)
Direct Costs	$43,429	$11,043	$11,033	$10,102	$11,251
Change in By-Product Inventories	1,122	1,214	(363)	(421)	692
By-Product gold sales	(14,064)	(2,922)	(4,158)	(3,951)	(3,033)
Cash Costs	$30,487	$9,335	$6,512	$5,730	$8,910
Throughput tonnes	418,277	110,763	108,343	100,208	98,963
Ozs Produced	2,512,943	518,207	598,285	669,754	726,697
Ozs Payable	2,487,814	513,025	592,302	663,056	719,430
Direct Cost per Tonne US$	$103.83	$99.70	$101.83	$100.81	$113.69
Cash Cost Per Oz US$ *	$12.25	$18.20	$10.99	$8.64	$12.38

Bolanitos Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date	For the three months ended
	31-Dec-12	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
Direct Production Costs	$29,588	$9,986	$9,460	$4,355	$5,787
Change in Inventories	5,806	2,259	(390)	3,064	873
Direct Costs	$35,394	$12,245	$9,070	$7,419	$6,660
Change in By-Product Inventories	(6,088)	281	(4,596)	(2,448)	675
By-Product gold sales	(37,884)	(14,441)	(8,757)	(5,083)	(9,603)
Cash Costs	$(8,578)	$(1,915)	$(4,283)	$(112)	$(2,268)
Throughput tonnes	476,687	161,841	117,271	102,779	94,796
Ozs Produced	1,668,128	518,674	433,388	370,272	345,794
Ozs Payable	1,651,447	513,487	429,054	366,569	342,336
Direct Cost per Tonne US$	$74.25	$75.66	$77.34	$72.18	$70.26
Cash Cost Per Oz US$ *	($5.19)	($3.73)	($9.98)	($0.31)	($6.63)

El Cubo Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date	For the three months ended
	31-Dec-12	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
Direct Production Costs	$14,410	$11,989	$2,421
Change in Inventories	4,696	725	3,971
Direct Costs	$19,106	$12,714	$6,392	$-	$-
Change in By-Product Inventories	(1,560)	(33)	(1,527)
By-Product gold sales	(6,917)	(5,125)	(1,792)
Cash Costs	$10,629	$7,556	$3,073	$-	$-
Throughput tonnes	170,725	90,175	80,550
Ozs Produced	304,405	198,145	106,260
Ozs Payable	301,361	196,164	105,197
Direct Cost per Tonne US$ (1) (2)	$117.17	$115.25	$119.32
Cash Cost Per Oz US$ *	$35.27	$38.52	$29.21

* Based on payable silver production attributable to cost of sales
(1) El Cubo cost per tonne for Q3 & Q4 2012 has been adjusted for the change in-circuit costs of $3,219
(1) El Cubo cost per tonne for Q4 has been adjusted for the change in-circuit costs of ($1,978) and includes a write down of $1,715

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2011):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Direct Production Costs	$39,409	$5,944	$10,997	$12,109	$10,359
Royalties	2,228	516	636	631	445
Add/(Subtract):
Change in Inventories	11,052	9,053	1,044	502	453
Direct Costs	$52,689	$15,513	$12,677	$13,242	$11,257
Add/(Subtract):
Change in By-Product Inventories	(9,297)	(6,657)	(472)	(1,302)	(866)
By-Product gold sales	(24,621)	(4,358)	(7,932)	(6,060)	(6,271)
Cash Costs	$18,771	$4,498	$4,273	$5,880	$4,120
Throughput tonnes	601,873	184,381	138,592	136,958	141,942
Ozs Produced	3,730,128	1,120,781	858,738	850,476	900,133
Ozs Payable	3,692,827	1,109,573	850,152	841,970	891,132
Ozs Sold	2,838,784	400,000	757,548	804,881	876,355
Realized silver price	35.61	27.12	40.72	37.65	33.18
Direct Cost per Tonne US$	$87.54	$84.14	$91.47	$96.69	$79.31
Cash Cost Per Oz US$ *	$5.08	$4.05	$5.03	$6.98	$4.62

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Direct Production Costs	$26,869	$3,642	$7,084	$8,555	$7,588
Royalties	2,228	516	636	631	445
Add/(Subtract):
Change in Inventories	7,338	5,655	1,664	(66)	85
Direct Costs	$36,435	$9,813	$9,384	$9,120	$8,118
Add/(Subtract):
Change in By-Product Inventories	(2,384)	(1,670)	(371)	(204)	(139)
By-Product gold sales	(8,259)	(819)	(2,852)	(2,274)	(2,314)
Cash Costs	$25,792	$7,324	$6,161	$6,642	$5,665
Throughput tonnes	363,076	98,716	87,662	85,594	91,104
Ozs Produced	2,682,035	753,353	647,397	618,083	663,202
Ozs Payable	2,655,214	745,819	640,923	611,902	656,570
Direct Cost per Tonne US$	$100.35	$99.41	$107.05	$106.55	$89.11
Cash Cost Per Oz US$ *	$9.71	$9.82	$9.61	$10.85	$8.63

Bolanitos Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Direct Production Costs	$12,540	$2,302	$3,913	$3,554	$2,771
Add/(Subtract):
Change in Inventories	3,714	3,398	(620)	568	368
Direct Costs	$16,254	$5,700	$3,293	$4,122	$3,139
Add/(Subtract):
Change in By-Product Inventories	(6,913)	(4,987)	(101)	(1,098)	(727)
By-Product gold sales	(16,362)	(3,539)	(5,080)	(3,786)	(3,957)
Cash Costs	$(7,021)	$(2,826)	$(1,888)	$(762)	$(1,545)
Throughput tonnes	238,797	85,665	50,930	51,364	50,838
Ozs Produced	1,048,093	367,428	211,341	232,393	236,931
Ozs Payable	1,037,613	363,754	209,229	230,068	234,562
Direct Cost per Tonne US$	$68.07	$66.54	$64.66	$80.25	$61.75
Cash Cost Per Oz US$ *	($6.77)	($7.77)	($9.02)	($3.31)	($6.59)

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

Exploration Results

In January 2013, Endeavour commenced an aggressive $16.3 million, surface exploration drill program to test multiple exploration targets at its three mining districts and five district scale exploration properties. A total of 78,500 meters of surface drilling was planned to test approximately 24 exploration targets. Subsequent to period end, the sharp drop in precious metal prices prompted management to reduce the size of the 2013 exploration program. The amended 2013 program will result in 42,000 planned meters drilled for an estimated $12.1 million.

At Bolanitos, the Company continued the second phase of drilling at the nearby Belen property, drilled the Asuncion zone of the La Luz vein north-west of the Lucero discoveries and continued surface mapping and sampling at the Lourdes property.

At Guanacevi, one drill rig continued testing the Milache property 5 km north of the plant to more fully delineate the high grade, silver-gold mineralization discovered on the Santa Cruz vein. The Company announced in November that drilling had extended the mineralized zone 300 meters long by 250 meters deep, still open for expansion north and at depth.

The newly acquired El Cubo property consists of 61 mineral concessions covering 8,144 hectares, including several historic and currently active mine adits, ramps and shafts. Approximately 38 individual veins have been identified on the El Cubo property. Veins typically strike northwest, dip 70 degrees southwest and average nearly 2 meters wide. AuRico previously identified 16 separate exploration targets outside of the existing mines at El Cubo with potential for new silver-gold vein discoveries.

The Villalpando vein is the main vein on the property. It has been traced for more than 5 km in length and historically has been the most productive vein on the El Cubo property. Mineralized ore zones at El Cubo typically extend laterally for hundreds of meters along strike and extend vertically to depths greater than 500 meters below the surface. Ore potential within the Villalpando vein is still open at depth below some of the shallow historic mine workings as well as to the south for up to 4 km along strike.

Endeavour's June 1st, 2012 reserve/resource reviews outlined 28 separate target areas in and around the existing mines at El Cubo with near-term potential to delineate new reserves and resources. Since acquiring the El Cubo property, the Company undertook mapping, sampling, permitting and drilling to test the high priority targets.

Management believes the El Cubo mine property has good exploration potential for the discovery of both new mineralized veins as well as new ore-bodies within known veins. Endeavour plans more than 50,000 meters of core drilling over the next 2 years to test several high priority exploration targets and identify new targets. Underground drilling will also assist in upgrading resource blocks and guiding mine and stope development.

Endeavour announced a significant resource at San Sebastian and continued to focus on increasing the resource so that the deposit is large enough to enter into feasibility and permitting in 2014.

At the Panuco property, the quarter drilling continued at the Panuco property with geologically but not yet economically interesting results. The Panuco property is sandwiched between the La Preciosa property of Orko Silver to the southeast and the San Lucas property of Oremex Silver to the northwest was optioned in 2012. The Panuco and Laberinto properties have excellent exploration potential for both bulk tonnage, open pit and high grade underground silver-gold deposits.

At the El Inca properties, located in northern Chile surface mapping, and target identification were completed with drilling commencing in April. The El Inca properties have excellent exploration potential for both bulk tonnage, open pit silver-lead-zinc mines like San Cristobal and high grade, underground silver-gold mines like El Penon (south of El Inca in Chile). El Inca represents another district scale, silver exploration opportunity added to Endeavour's portfolio of exciting exploration properties

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

Review of Consolidated Financial Results

Three months ended March 31, 2013 compared with the three months ended March 31, 2012

For the three month period ended March 31, 2013, the Company’s mine operating earnings were $18.9 million (2012: $23.4 million) on sales of $69.9 million (2012: $49.0 million) with cost of sales of $51.0 million (2012: $25.6 million).

Operating earnings were $11.6 million (2012: $18.9 million) after exploration costs of $4.2 million (2012: $1.8 million) and general and administrative costs of $3.1 million (2012: $2.7 million).

Earnings before taxes were $18.7 million (2012: $25.2 million) after mark to market gain on derivative liabilities (see adjusted earnings comment on page 16) of $1.5 million (2012: $0.2 million), a foreign exchange gain of $1.4 million (2012: $4.6 million), a mark to market gain on contingent liabilities of $2.5 million (2012: $nil), investment and other income of $2.0 million (2012: $1.5 million) and finance costs of $0.3 million (2012: $5 thousand). The Company realized net earnings for the period of $14.4 million (2012: $19.8 million) after an income tax provision of $4.3 million (2012: $5.4 million).

Sales of $69.9 million for the period represent a 43% increase over the $49.0 million for the same period in 2012. There was a 38% increase in silver ounces sold with an 11% decrease in the realized silver price resulting in a 22% increase in silver sales, and there was a 110% increase in gold ounces sold with 4% decrease in realized gold prices resulting in a 102% increase in gold sales. During the period, the Company sold 1,515,077 oz silver and 15,724 oz gold, for realized prices of $29.38 and $1,613 per oz respectively as compared to sales of 1,100,000 oz silver and 7,496 oz gold, for realized prices of $33.10 and $1,686 per oz respectively in the same period of 2012. The realized prices of silver and gold during the period are within 3% of the average silver spot price during the period of $30.11 and average gold spot price during the period of $1,632 with differences due to the timing of sales.

The Company accumulated 556,457 oz silver and 7,680 oz gold finished goods at March 31, 2013 as compared to 611,661 oz silver and 8,934 oz gold at December 31, 2012. The cost allocated to these finished goods is $17.3 million, net of a $0.3 million write down of the El Cubo finished goods, compared to $18.7 million, net of a $1.5 million write-down of the El Cubo finished goods, at December 31, 2012.

In 2012, the increased significance of Bolanitos substantially increased the inventory held as concentrate. During Q1 2013 quarter the Company executed contracts to sell Bolanitos concentrate rather than leaching the concentrates at the Company’s leach facilities at Guanacevi and El Cubo improving the recovery of contained metal but also raising the processing costs per tonne. However, the net cost produced is comparable to the leach cost.

Cost of sales for the period was $51.0 million, an increase of 99% over the cost of sales of $25.6 million for the same period of 2012. The 99% increase in the cost of sales is a result of a couple of factors. The Company sold 38% more silver ounces during the period as compared to the comparative period, experienced a 42% increase in depreciation and depletion as the Company had higher accumulated cost bases and the Company experienced additional labour cost pressures at both the Guanacevi and Bolanitos operations as well as increases in other input cost. Furthermore, the Company acquired the El Cubo mine in Q3 2012, a high cost operation which has been operating at a loss since acquisition, resulting in a reduced gross margin on a consolidated basis. During the quarter the Company took an inventory write down to net realizable value of $1.5 million at the El Cubo Mine. The write down is comprised of write downs of both finished goods and work in process inventories.

Exploration expenses increased in Q1 2013 to $4.2 million from $1.8 million in the same period of 2012 based on both the timing of the exploration activities and a more aggressive exploration program in 2013. General and administrative expenses increased to $3.1 million for the period as compared to $2.7 million in the same period of 2012 primarily due to increased corporate development costs, legal and insurance fees and human resource costs.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

A significant number of the Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants have an exercise price denominated in a currency which is different from the functional currency of the Company. During the period, there was a mark to market gain on derivative liabilities (see adjusted earnings comment on page 16) of $1.5 million, while the same period in 2012 had a mark to market gain on derivative liabilities of $0.2 million. The gain is a reflection of the Company’s share price decreasing from CAN$7.84 at December 31, 2012 to CAN$6.33 at period end.

The mark to market gain on the contingent liability is a result of a revaluation, based on the Monte Carlo model, of the contingent consideration related to the acquisition of Mexgold. A decrease in the gold price and movement in the forward curve resulted in a $2.5 million mark to market gain during the first quarter of 2013.

The Company experienced a foreign exchange gain of $1.4 million in Q1 2013 as compared to a gain of $4.6 million for the same period of 2012. The $1.4 million gain is primarily due to the strengthening of the Mexican Peso against the US Dollar during the quarter, which resulted in higher valuations on the Mexican Peso cash accounts and the Mexican Peso denominated inventory amounts.

There was an income tax provision of $4.3 million in Q1 2013 as compared to $5.4 million for the same period of 2012 due to the decreased profitability during the first quarter of 2013 compared to the same period in 2012.

Summary of Quarterly Results

	Dec. 31, 2013	Dec. 31, 2012				Dec. 31, 2011
(in US$000s except per share amounts)	Period End	Period End				Period End

	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30

Total revenues	$69,873	$66,719	$51,880	$40,434	$49,046	$17,506	$38,776	$36,363

Direct costs	36,887	34,814	24,485	15,890	16,611	5,944	10,997	12,109
Royalties	450	469	454	482	461	516	636	631
Mine operating cash flow	$32,536	$31,436	$26,941	$24,062	$31,974	$11,046	$27,143	$23,623

Stock-based compensation	75	124	146	216	59	129	170	132
Amortization and depletion	12,074	10,517	6,353	4,328	8,496	4,063	4,841	4,247
Write down of inventory to net realizable value	1,495	2,876	3,345	-	-	-	-	-
Mine operating earnings / (loss)	$18,892	$17,919	$17,097	$19,518	$23,419	$6,854	$22,132	$19,244

Net earnings (loss):	$14,357	$14,821	$16	$7,505	$19,775	$(1,793)	$3,097	$16,966
Loss (gain) on derivative liabilities	(1,452)	(1,881)	1,728	(1,632)	(143)	250	5,777	(6,334)
Adjusted net earnings (loss)	$12,905	$12,940	$1,744	$5,873	$19,632	$(1,543)	$8,874	$10,632

(i) Basic earnings per share	$0.14	$0.15	$0.00	$0.09	$0.23	$(0.03)	$0.04	$0.20
(ii) Diluted earnings per share	$0.13	$0.13	$0.00	$0.06	$0.22	$(0.03)	$0.04	$0.12
(iii) Diluted adjusted earnings per share	$0.13	$0.13	$0.02	$0.06	$0.22	$(0.03)	$0.10	$0.12

Mine Operating Cash Flow, Adjusted Earnings and EBITDA (Non-IFRS Measures)

Ad justed earnings and adjusted EPS are non-IFRS measures that do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company previously issued share purchase warrants that have an exercise price denominated in a currency which is different from the functional currency of the Company. Under IFRS, the warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. These adjustments fluctuate significantly quarter to quarter primarily based on the change in the Company’s quoted share price and have a significant effect on reported earnings, while the dilutive impact remains unchanged. Adjusted earnings are used by management and provided to investors as a measure of the Company’s operating performance.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenues minus direct production costs and royalties. Mine operating cash flow is used by management and provided to investors as a measure of the Company’s operating performance.

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Finance income; and
  Depreciation and depletion

Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA differently.

Quarterly Trends and Analysis

In the 2nd quarter of 2011, the Company continued to increase production while revenues increased with the significant rise in silver and gold prices. A number of factors affected our cost per tonne in this quarter including an extremely competitive labour market, rising power costs, appreciation of the Mexican Peso relative to the US dollar, supply constraints on re-agents, mining in zones subject to royalties, and the presence of equipment availability issues affecting our mined tonnes and plant throughput at Guanacevi. Some of these costs were expected, while an expected increase in mined tonnes at Bolanitos helped mitigate rising costs going forward.

In the 3rd quarter of 2011, the Company continued to increase production while revenues increased with the continued appreciation of silver and gold prices. A number of factors affected our cost per tonne in this quarter including an extremely competitive labour market, rising power costs, appreciation of the Mexican Peso relative to the US dollar, and supply constraints on re-agents. Some of these costs were expected to continue, while an expected increase in mined tonnes at Bolanitos starting in the fourth quarter of 2011 helped mitigate rising costs going forward.

In the 4th quarter of 2011, the Company continued to increase production, but the period witnessed a decline in silver and gold prices. Endeavour elected to hold a significant portion of the Q4 silver and gold production in inventory rather than sell at the lower prices. Management planned to monitor the metal prices closely and sell some or all of the silver and gold in inventory at appropriately higher metal prices. A number of factors continued to affect our cost per tonne including an extremely competitive labour market, rising power costs and supply constraints on reagents. These additional costs were offset by the significant production increase at Bolanitos with the plant expansion completed at the end of Q3, 2011 and the devaluation of the Mexican Peso in the fourth quarter of 2011.

In the 1st quarter of 2012, the Company experienced a slight reduction in production compared to Q4 2011 due to slightly lower silver grades at both the Guanacevi and Bolanitos operations. A number of factors continued to affect our cost per tonne including an extremely competitive labour market, rising power costs, supply constraints on reagents and a strengthening of the Mexican Peso against the US dollar. In January and February 2012, gold and silver prices enjoyed a significant rebound from their lows in December 2011. The Company then sold most of the precious metal inventory it accumulated in Q4, 2011 in order to capture the higher gold and silver prices. However, gold and silver prices corrected sharply once again in March 2012 and the Company once again chose to accumulate its precious metal production in Q1 2012 rather than sell at depressed prices. Management planned to monitor precious metal prices closely and sell some (or all) of the silver and gold inventory at higher metal prices.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

In the 2nd quarter of 2012, the Company experienced a slight reduction in production compared to Q1 2012 due to slightly lower silver grades at both the Guanacevi and Bolanitos operations. During the quarter, gold and silver prices continued to trend downwards as global economic uncertainty and debt fears continued to dominate the macroeconomic headlines. Management continued to hold inventories and monitor precious metal prices closely to sell some (or all) of the silver and gold inventory as the need arose for more cash. The Guanacevi operations’ cost per tonne dropped 12% during the quarter as mine production improved to offset the rising labour costs that were implemented in Q1, 2012. The Company expected the costs per tonne to remain at that level for the remainder of the year, provided the Mexican peso remained flat.

During the 3rd quarter of 2012, gold and silver prices began to trend upwards near the end of the quarter.. Management continued to hold inventories and planned to monitor precious metal prices closely to sell some (or all) of the silver and gold inventory as the need arose for more cash. An industry wide skilled labour shortage continued to put upward pressures on technical staff costs, while the Company was able to offset these cost pressures with increased tonnage reducing the effect on a per ounce basis.

In the 4th quarter of 2012, gold and silver prices reversed the Q3 trend upwards, declining slightly in Q4 2012. The reported economic data has been unable to provide consistent insight toward the global economic trend resulting in a relatively flat outlook, contributing to the lack of direction in precious metal prices. The industry wide skilled labour shortage continues to put upward pressures on technical staff costs. The Company continues to focus on the turnaround of the El Cubo operations. Investment and training programs are well underway, while operations continue to underperform as these measures take hold.

In the 1st quarter of 2013, gold and silver continued the slight decline in Q1, 2013, with a sharp drop subsequent to quarter end. The shock to industry wide operating margins should reduce the demand for skilled labour reducing the upward cost trend on technical staff.

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp., Caza Gold Corp., BYG Ventures Ltd. and Aztec Metals Corp. (“Aztec”), who are related party companies by virtue of having Brad Cooke as a common director. From time to time, Endeavour will incur third-party costs on behalf of the related parties which was charged on a full cost recovery basis. The Company has $187,000 receivable related to administration costs outstanding as at March 31, 2013 (December 31, 2012 – $136,000).

The Company has previously provided an allowance for amounts due from Aztec totalling $181,000. The balance had accumulated betweene 2008 and 2011 and related to use of office space, administrative services and property taxes paid on behalf of a 2007 property transaction.

During the three months ended March 31, 2013, the Company was charged $45,000 (March 31, 2012 - $102,000) for legal services by Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner. As of March 31, 2013, the Company has a payable outstanding of $25,000 relating to these legal services (December 31, 2012 - $10,000).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents have increased from $18.6 million at December 31, 2012 to $28.4 million at March 31, 2013. The Company had working capital of $42.0 million at March 31, 2013 (December 31, 2012 - $50.9 million). The $8.9 million decrease in working capital is primarily a result of $9.5 million in cash used in operations and $28.7 in expenditures on property, plant and equipment offset by $4.6 million in net proceeds from the sale of short term investments and $24.0 million in proceeds from the revolving credit facility.

Operating activities used cash of $9.5 million during the first quarter of 2013 compared to providing $28.8 million during the same period in 2012. The significant non-cash adjustments to net earnings of $14.4 million were for depreciation and depletion of $12.1 million, stock-based compensation of $0.6 million, a gain on the sale of marketable securities of $1.8 million, deferred income tax provision of $2.5 million, a mark to market gain on contingent liabilities of $2.5 million, a mark to market gain on derivative liabilities of $1.5 million, write down of inventory of $1.4 million, finance costs of $0.1 million and a change in non-cash working capital of $15.7 million. The change in non-cash working capital is primarily due to an increase in accounts receivable due to 3rd party sales of the Bolanitos concentrate and increased deposits and prepaids related to the plant construction at El Cubo. There are also increased value- added tax (“IVA”) and income tax receivables during the period which are all related to the overall increased activity of the Company.

Investing activities during the period used $24.1 million as compared to $4.9 million in the same period of 2012 with investments in property, plant and equipment totalling $28.7 million compared to $9.3 million primarily due to increased development and plant expansion expenditures at El Cubo. There was also $4.6 million in net receipts from short term investments compared to a net investment in short term investments of $4.7 million for the first quarter of 2012.

The Company invested a total of $28.7 million in property, plant and equipment during the first quarter of 2013, with all of the amounts settled for cash. Approximately $5.1 million was invested at Guanacevi with $3.9 million spent on mine development, $0.9 million spent on the refining facilities and $0.3 million on mine equipment. Guanacevi mine development included 1.9 km of underground development and the refining facilities expenditures include $0.7 million on new agitator and the tailing dam expansion.

$7.1 million was invested at Bolanitos with $4.7 million spent on mine development, $1.2 million on the plant, $0.8 million on mine equipment and $1.6 million on office equipment, building upgrades and light vehicles. Bolanitos mine development included 2.6 km of underground development and refining facilities expenditures relate to engineering and expansion of tailings expansion. The mine equipment expenditure was to increase our mobile equipment fleet to meet the increased production.

Approximately $14.2 million was invested at El Cubo with $3.2 million spent on mine development, $9.1 million on the plant rehabilitation and expansion, $1.6 million on mine equipment and $0.3 million on office equipment and buildings. El Cubo mine development included 3.0 km of underground development.

The Company spent $2.3 million on exploration property costs and capital assets for the exploration and corporate offices. Of this amount, $2.0 million was spent on the final San Sebastian property payment.

As at March 31, 2013, the Company held no short term investments and $2.9 million in available for sale investments consisting of marketable securities.

Financing activities during the first quarter of 2013 generated $24.3 million, compared to $0.6 million during the same period in 2012. During 2013 the Company received $24.0 million in proceeds from the revolving line of credit and $0.3 million was realized from the exercise of stock options During the same period in 2012, there was $8 thousand realized from the exercise of stock options and $602 thousand realized from the exercise of share purchase warrants.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

As at March 31, 2013, the Company’s issued share capital was $357.9 million representing 99,688,010 common shares compared to $357.3 million representing 99,541,522 common shares at December 31, 2012. All of the 146,488 common shares issued during the periodwere issued upon stock option exercises.

As at March 31, 2013, the Company had options outstanding to purchase 3,771,450 common shares with a weighted average exercise price of CAN $5.86 and had share purchase warrants outstanding to purchase 1,249,597 common shares with a weighted average exercise price of CAN $1.94.

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) reducing over 3 years with Scotia Capital. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanacevi S.A de C.V., Minas Bolanitos S.A. de C.V. and Compania Minera del Cubo S.A. de C.V. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities. The Company agreed to pay a commitment fee of between 0.69% and 1.05% on undrawn amounts under the facility based on the Company’s net debt to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including EBITDA leverage ratio, interest service coverage ratio and tangible net worth calculation; the Company is in compliance with all such debt covenants as at March 31, 2013. As of March 31, 2013, the Company has drawn $33.0 million on this facility. The Company expects to continue to draw down the Facility while the Company rebuilds the El Tajo plant at El Cubo.

Contingencies

Minera Santa Cruz y Garibaldi S.A. de C.V., a subsidiary of Endeavour, received a MXN$238 million (US$18.3 million) assessment on October 12th, 2010 from Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a major international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that the appropriate documentation and support for the expenses was provided and the tax assessment has no legal merit, other than explained as below:

As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $40,000, plus an estimated additional interest and penalties of $40,000, for which the Company has made a provision in the consolidated financial statements. The Company commenced the appeal process in 2010.

Refinadora Plata Guanacevi S.A. de C.V., a subsidiary of Endeavour, received a MXN$63 million (US$4.8 million) assessment on April 12, 2011 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in its 2006 tax return. During the audit process the Company retained a major international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that the appropriate documentation and support for the expenses was provided and the tax assessment has no legal merit, other explained below:

As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $425,000, plus an additional interest and penalties of $460,000, for which the Company has made a provision in the consolidated financial statements. The Company has provided the government a 3% bond and commenced the appeal process.

Metales Interamericanos S.A. de C.V., a subsidiary of Endeavour, acquired in the El Cubo transaction received a MXN$68 million (US$5.2 million) assessment on August 24, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. Based on the advice of legal counsel, it is the Company’s view the tax assessment has no legal merit. The appeal process was initiated in 2010, while legal advisors expect a resolution in 2013.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

On November 29, 2012 a decree reformed the Mexican Federal Labour Law, which included reformation and provisions over employee outsourcing. These provisions and the conditions could have an impact on the corporate structures by which businesses are organized in Mexico. Under this reformed system, the workforce provided by a service company could be considered as entirely outsourced to the operating company, which could imply that the operating company is deemed as the employer of all workers for all legal effects under the Mexico Federal Labour Law, including expanded obligations regarding the payment of profit sharing. The Company has reviewed the new legislation with legal advisors and has recognized there could be a potential impact to the Company. Due to the ambiguity and lack of definitions provided by the law, the Company is unable to determine such impact at this time. The Mexican government has indicated it will publish regulations providing clarity on this matter later in 2013.

Capital Requirements

The Company planned to invest $44.9 million at El Cubo, $21.4 million at Bolanitos and $19.5 million at Guanacevi for a total of $85.8 million on capital projects in 2013, all which were anticipated to be covered by the Company’s 2013 cash flow and credit facility. Subsequent to quarter end, the precious metal prices dropped significantly, prompting management to defer $16.3 million in capital expenditures across the three operations. The capital deferrals should not impact forecasted production in 2013.

The $44.8 million capital investment at El Cubo is primarily for rebuilding the El Cubo plant ($23.6 million), mine development and to purchase new underground mining equipment. The revised capital plan includes halting the construction of new administrative buildings and modifying other buildings to accommodate administration, delaying certain equipment purchases and reducing mine exploration for a total cost reduction of $4.0 million

The $21.4 million capital investment at Bolanitos is for the continued mine development of the veins discovered in 2011-2012. The increased production also requires an additional investment in the tailings dam, totaling $4.2 million. The revised capital plan decelerates mine development and mine exploration by $3.5 million and deferes equipment purchases by $2.7 million.

The $19.5 million capital investment at Guanacevi includes $12.2 million for underground development, while $2.4 million will be spent on the tailings dam to ensure there is sufficient capacity into the future. The remaining investment was for various equipment purchases and upgrades. The revised capital plan decelerates mine development and mine exploration by $5.6 million.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

Financial Instruments and Other Instruments

Financial Assets and Liabilities

As at March 31, 2013, the carrying and fair values of our financial instruments by category are as follows:

	As at March 31, 2013		As at December 31, 2012
	Carrying	Estimated Fair	Carrying	Estimated Fair
	value	value	value	value
	$	$	$	$

Financial assets:
Cash and cash equivalents	28,365	28,365	18,617	18,617
Available for sale securities	2,868	2,868	8,520	8,520
Trade receivables	3,566	3,566	-	-
Other receivables	29,747	29,747	20,526	20,526
Total financial assets	64,546	64,546	47,663	47,663

Financial liabilities:
Accounts payable and accrued liabilities	39,344	39,344	38,485	38,485
Revolving credit facility	33,000	33,000	9,000	9,000
Contingent liabilities	6,006	6,006	8,497	8,497
Derivative liabilities	3,884	3,884	5,336	5,336
Total financial liabilities	82,234	82,234	61,318	61,318

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets and liabilities measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
As at March 31, 2013	$	$	$	$

Financial assets:
Available for sale securities	2,868	2,868	-	-
Trade receivables	3,566	3,566	-	-
Total financial assets	6,434	6,434	-	-

Financial liabilities:
Contingent liabilities	6,006	-	6,006	-
Derivative liabilities	3,884	-	3,884	-
Total financial liabilities	9,890	-	9,890	-

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

Available for sale securities
The Company holds marketable securities are classified as Level 1 in the fair value hierarchy and as available for sale financial assets. The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.

Trade receivables
The trade receivables consist of receivables from provisional silver and gold sales from the Bolanitos mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy.

Contingent liability
On July 13, 2012 the Company completed the acquisition of 100% of the issued and outstanding shares of Mexgold Resources Inc (“Mexgold”), thereby acquiring the El Cubo mine. The seller is entitled to receive up to an additional $50 million in cash payments from the Company upon the occurrence of certain events as follows:

i)

$20 million if at any time during the 3 years following the acquisition date, the Company renews or extends the Las Torres lease, other than a one- time 3 month extension after the current lease expires;

ii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $1,900.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date;

iii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,000.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date; and

iv)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,100.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date.

The contingent consideration related to the Las Torres lease was valued based on factoring the probability of the Company negotiating a lease extension. Management determined the probability of extending the lease to be highly unlikely, resulting in a Nil value (December 31, 2012 – Nil).

The contingent consideration is classified as Level 2 in the fair value hierarchy. The contingent consideration based on the performance of gold prices was valued using a Monte Carlo simulation. Monte Carlo simulation approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on a stochastic process with mean reversion to a long term trend line. As of March 31, 2013, the fair value of the contingent consideration was estimated to be $6,006 (December 31, 2012 - $8,497).

Derivative liability
Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different from the functional currency of the Company (U.S. dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value recognized in net earnings. The warrant derivative liability is classified as level 2 in the fair value hierarchy. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end, from the market with the greatest volume and level of activity.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

For the non-publicly traded warrants, the Company uses the Black-Scholes option pricing model to estimate the fair value of the Canadian dollar denominated warrants. All warrants outstanding at March 31, 2013 will expire in February 2014.

Balance at December 31, 2011	$13,130
Exercise of financial liability	(3,151)
Mark to market loss (gain)	(143)
Balance at March 31, 2012	9,836
Exercise of financial liability	(2,715)
Mark to market loss (gain)	(1,785)
Balance at December 31, 2012	$5,336
Exercise of financial liability	-
Mark to market loss (gain)	(1,452)
Balance at March 31, 2013	$3,884

Assumptions used for Black-Scholes estimate for warrant derivative liability

	Year Ended	Year Ended
	Mar. 31, 2013	Dec. 31, 2012
Outstanding warrants	902,098	902,098
Weighted average fair value of warrants at period end	$4.31	$5.92
Risk-free interest rate	1.00%	1.12%
Expected dividend yield	0%	0%
Expected stock price volatility	47%	46%
Expected warrant life in years	0.9	1.2

Black-Scholes pricing models require the input of highly subjective assumptions. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the warrant grant.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, money market investments, notes receivable and value added tax receivable balance. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. The notes receivable credit risk exposure is limited by continual discussion with external advisors. IVA receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities, receivables and available cash under the revolving credit facility. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The revolving credit facility is subject to interest rate risk as amounts outstanding are subject to charges at a LIBOR-based rate (plus 2.75% to 4.25% depending on financial and operating measures) payable according to the quoted rate term. The interest rate charge for the year was approximately 3.2%. As at December 31, 2012, with other variables unchanged, a 100% change in the interest rate would be immaterial to the earnings for the year.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to , industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.

Equity Price Risk – Fair values in the Company’s derivative liabilities related to the outstanding warrants are subject to equity price risk. Changes in the market value of the Company’s common shares may have a material effect on the fair value of the Company’s warrants and on net income.

Contractual Obligations

The Company had the following contractual obligations at March 31, 2013:

Payments due by period (in thousands of dollars)

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Capital Asset purchases	$17,686	$17,686	$-	$-	$-
Operating Lease	1,216	274	564	378	-
Other Long-Term Liabilities	6,506	-	920	5,586	-
Total	$25,408	$17,960	$1,484	$5,964	$-

Outstanding Share Data

As of May 1, 2013, the Company had the following securities issued and outstanding:

  99,691,010 common shares
  3,752,850 stock options with a weighted average exercise price of CAN $5.85 per share expiring between January 1, 2013 and June 14, 2017.
  1,249,597 share purchase warrants with a weighted average exercise price of CAN $1.94 per share expiring February 26, 2014.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

QUARTERLY OUTLOOK

Production Outlook

Endeavour planned for another year of organic growth in 2013. Silver production is forecast to rise 12-18% to 5.0 -5.3 million ounces (oz) and gold production is anticipated to increase 19-27% to 46,000-49,000 oz as shown in the table below. Silver equivalent production is expected to climb 14-22% to 7.3 -7.8 million oz (at a silver:gold ratio of 50:1).

Mine	Silver Production (M oz)	Gold Production (K oz)	Tonnes per Day (tpd)
Guanacevi	2.4-2.5	6.5-7.0	1250-1350
Bolanitos	1.7-1.8	25.0- 26.0	1500-1650
El Cubo	0.9-1.0	14.5- 16.0	1050-1200
Total	5.0-5.3	46.0- 49.0	3800-4200

The Company recognizes that there are additional opportunities to grow production at all three mines. While these growth opportunities are still conceptual, once the El Cubo capital programs are completed, management will consider these opportunities for future expansions. However, with the sharp fall in silver and gold in April, management’s main focus for the rest of 2013 will be on reducing capital, operating and administrative costs so as to balance spending with cash-flow without negatively impacting production.

The Company did plan on a strong Q1 production to compensate for possible interruptions of Q2 production at El Cubo related to the re-commissioning of the newly rebuilt plant and surface infrastructure. Therefore, Endeavour anticipates Q2 production will dip slightly before recovering in Q3 and growing in Q4.

At El Cubo, the reconstruction of the wholly owned plant will operate initially at 1,200 tpd but is targeted to have a capacity of 1,600 tpd. The main bottleneck to higher production is the mine output (tonnes and grades), but given Endeavour’s exploration programs have just begun to test several exciting new targets over the next two years, management views El Cubo as also having excellent potential for new discoveries.

The Company guided consolidated cash costs of production (net of by-product gold credits) to increase to the $9-10 range in 2013, largely due to the rising production from the higher cost El Cubo mine and the lower grades being mined at Guanacevi. Signing two concentrate sales agreements facilitated higher production, but also resulted in higher treatment charges and the drop in gold price will increase the cash cost, net of gold credits. The Q1 cash cost benefitted from strong production results, so Endeavour anticipates the Q2 cash cost will rise before recovering in Q3 and falling again in Q4.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

CHANGES IN ACCOUNTING POLICIES & CRITICAL ACCOUNTING ESTIMATES

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

Several other new standards and amendments came into effect on January 1, 2013; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements.

The nature and impact of each new standard and amendment applicable to the Company are described below:

IAS 1 Presentation of items of other comprehensive income (Amendment)
The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income (OCI). Items that could be reclassified to profit or loss at a future point in time (e.g. net gain or loss on available-for-sale financial assets) shall be presented separately from items that will never be reclassified. This amendment has no impact on the Company’s presentation as the components of OCI pertain only to net gains or losses on marketable securities classified as available-for-sale financial assets.

IFRS 10 Consolidated Financial Statements
In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. The adoption of IFRS 10 did not result in any change in the consolidation status of any of the Company’s subsidiaries or investees.

IFRS 11 Joint Arrangements
In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. The focus of the standard is to reflect the rights and obligations of the parties involved in the joint arrangement, regardless of whether the joint arrangement operates through a separate legal entity. Joint arrangements that are classified as joint ventures are accounted for using the equity method of accounting. Joint arrangements that are classified as joint operations require the venturers to recognize the individual assets, liabilities, revenues and expenses to which they have legal rights or are responsible. The adoption of IFRS 11 did not result in any changes to the Company’s condensed consolidated interim financial statements.

IFRS 12 Disclosure of Interests in Other Entities
In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). We have adopted IFRS 12 effective January 1, 2013. The adoption of IFRS 12 will result in incremental disclosures in our annual consolidated financial statements.

IFRS 13 Fair Value Measurement
In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. We have adopted IFRS 13 on a prospective basis.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required by IAS 34 for financial instruments, thereby affecting the condensed consolidated interim financial statements.

Recently released IFRS accounting standards

Changes in accounting standards
A number of new standards, amendments to standards and interpretations, are not yet effective for the year ended December 31, 2012, and have not been applied in preparing these consolidated financial statements. The following pronouncements are those that the Company considers most significant and are not intended to be a complete list of new pronouncements that may affect the financial statements.

IFRS 9 Financial Instruments
In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the applicability of early adoption.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgement relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, estimating the fair value of convertible debenture components, impairment of long-lived assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation.

Mineralized reserves and impairment of long lived assets
Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are reevaluated to determine if future exploration is warranted and their carrying values are appropriate.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

Provision for reclamation and rehabilitation
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognized the present value of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Deferred income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Stock-based compensation
The Company has a share option plan and records all stock-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of our stock. We use historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Warrant derivative liability
Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different to the functional currency of the Company (U.S. dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end. For the non-publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants.

Business Combinations
On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Company’s share of identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or more frequently where there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement. Incremental costs related to acquisitions are expensed as incurred.

Determination of the fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of acquisition date).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2013
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 1, 2013

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized, before the end of the twelve month measurement period, the adjustment is allocated to the identifiable assets acquired and liabilities assumed. Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in the consolidated statement of comprehensive income.

CONTROLS AND PROCEDURES

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. During the three months ended March 31, 2013 there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.